16005120

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
PE 10/7/16

Received SEC
NOV 29 2016
Washington, DC 20549

November 29, 2016

Act: 1934
Section:
Rule: 14a-8 (i)(5)
Public
Availability: 11-29-16

David M. Lynn
Morrison & Foerster LLP
dlynn@mofo.com

Re: WGL Holdings, Inc.
Incoming letter dated October 7, 2016

Dear Mr. Lynn:

This is in response to your letters dated October 7, 2016 and November 25, 2016 concerning the shareholder proposal submitted to WGL Holdings by Samajak LP. We also have received a letter on the proponent's behalf dated November 19, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Sanford Lewis
sanfordlewis@strategiccounsel.net

November 29, 2016

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: WGL Holdings, Inc.
Incoming letter dated October 7, 2016

The proposal requests that the company develop a report quantifying the financial risk that methane leaks in its natural gas infrastructure pose to the company and its investors.

We are unable to concur in your view that WGL Holdings may exclude the proposal under rule 14a-8(i)(6). In our view, the company does not lack the power or authority to implement the proposal. Accordingly, we do not believe that WGL Holdings may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that WGL Holdings may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that WGL Holdings may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We note that WGL Holdings did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

MORRISON | FOERSTER

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Writer's Direct Contact
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DLynn@mofo.com

1934 Act/Rule 14a-8

November 25, 2016

VIA E-MAIL ***(shareholderproposals@sec.gov)***

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: WGL Holdings, Inc.
Stockholder Proposal of As You Sow (on behalf of Samajak LP)

Dear Ladies and Gentlemen:

This letter concerns the request, dated October 7, 2016 (the "***Initial Request Letter***"), that we submitted on behalf of our client WGL Holdings, Inc., a Virginia corporation (the "***Company***"), seeking confirmation that the staff (the "***Staff***") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "***Commission***") will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the "***Exchange Act***"), the Company omits the stockholder proposal (the "***Proposal***") and supporting statement (the "***Supporting Statement***") submitted by As You Sow on behalf of Samajak LP (the "***Proponent***") from the Company's proxy materials for its 2017 Annual Meeting of Stockholders (the "***2017 Proxy Materials***"). The Proponent has submitted a letter to the Staff, dated November 19, 2016 (the "***Proponent Letter***"), expressing the view that the Proposal and Supporting Statement may not be excluded from the 2017 Proxy Materials.

We submit this letter on behalf of the Company to supplement the Initial Request Letter and respond to the views expressed in the Proponent Letter. We also renew our request for confirmation that the Staff will not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2017 Proxy Materials in reliance on Rule 14a-8.

We have concurrently sent copies of this correspondence to the Proponent.

I. OMISSION OF THE PROPOSAL

A. The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(7), As It Relates To The Company's Ordinary Business Operations and Does Not Focus on a Significant Policy Issue

As discussed in the Initial Request Letter, the Proposal may be properly omitted in reliance on Rule 14a-8(i)(7) because the Staff has repeatedly recognized that a proposal relating to the Company's compliance with law is excludable under Rule 14a-8(i)(7) as a component of "ordinary business."

As discussed in the Initial Request Letter, at its core, the Proposal attempts to impose on the Company an obligation to re-examine its compliance with laws and regulations, particularly those relating to methane, maintenance and operations. The Whereas clauses in the Supporting Statement note the first methane regulations issued by the Environmental Protection Agency. The Whereas clauses also refer to "2,085 explosion 'incidents' . . . which killed 121 people, injured 506, and cost companies over $815M" and an explosion of two apartment buildings in Silver Spring, Maryland that "killed 7 people; and injured 40 more. In comments to the press, residents claim to have smelled natural gas in the region for weeks before the explosion." The Whereas clauses refer to the Company's distribution system as an "aging pipeline infrastructure" twice and a "risky pipeline infrastructure" once, expressing doubt as to the safety of the Company's operations. With these statements, the Proponent has indicated clearly that at issue is the Company's ongoing compliance with law. As discussed in the Initial Request Letter, the Staff has regularly concurred that compliance with law is a matter of ordinary business and has permitted companies to omit proposals pursuant to Rule 14a-8(i)(7) as relating to the fundamental business function of establishing and maintaining legal compliance programs. For example, in *AES Corp.* (Jan. 9, 2007), a proposal requested that the company create a board committee to oversee the company's compliance with federal, state and local laws. As the company was in the highly regulated energy industry, the company expressed the view that compliance with law is fundamental to its business and, therefore, it was impractical to subject legal compliance to stockholder oversight. The Staff concurred with the company's omission of the proposal, stating that the proposal related to "ordinary business operations (*i.e.*, general conduct of a legal compliance program)." The Staff took the same position in letters to, for example, *JPMorgan Chase & Co.* (Mar. 13, 2014); *Raytheon Co.* (Mar. 25, 2013); *Sprint Nextel Corp.* (Mar. 16, 2010); and *Halliburton Co.* (Mar. 10, 2006).

In addition, while the Proposal uses terms such as "methane" and "climate change," the Proposal does not involve a significant policy issue. In Staff Legal Bulletin No. 14E (Oct. 27, 2009) ("***SLB 14E***"), the Staff noted that, if a proposal relates to management of risks or liabilities that a company faces as a result of its operations, the Staff will focus on the "subject matter to which the risk pertains or that gives rise to the risk" in making a decision regarding whether a proposal can be properly excluded pursuant to Rule 14a-8(i)(7). Pursuant to its interpretation in SLB 14E, the Staff has consistently permitted companies to exclude stockholder proposals requesting an assessment of risk when the underlying subject matter concerns the ordinary business of the company. As discussed in the Initial Request Letter, the Proposal focuses primarily on matters related to the Company's ordinary business operations rather than a matter of broad public policy.

While the Proponent Letter asserts that the Proposal "is directly focused on the significant public policy controversies associated on safety and environmental risks from methane leakage," the Proposal's resolved clause and the Supporting Statement indicate otherwise with significant discussion of the business implications potentially associated with methane leaks. For example, the resolved clause states the following:

- The report requested by the Proposal should "quantify[ ] the financial risk that methane leaks . . . pose to the Company and its investors."
- The report requested by the proposal should estimate "the likely cost of climate change related regulation."
- The report requested by the proposal should "estimate the likelihood, brand damage, and cost of potential catastrophic explosions."

There is no discussion of the environmental impact of methane in the resolved clause; the Proposal's request is entirely framed in terms of financial impact to stockholders and financial risk to the Company. The Whereas clauses in the Supporting Statement also focus on ordinary business matters, rather than environmental matters. For example, the Whereas clauses state the following:

- Methane leaks "expose the company to climate-change related regulatory risk. Indeed, in May 2016, the Environmental Protection Agency issued its first methane regulations."
- "[U]rgent action [is] needed to protect [the Company's] shareholders."

In this regard, the Staff has consistently permitted exclusion of stockholder proposals where the proposal focused on ordinary business matters, even though the proposal also touched on matters relating to the environment. *See, e.g., FirstEnergy Corp.* (Mar. 7, 2013) (noting that the proposal "addresses the company's impact on water quantity and does not, in our view, focus on a significant policy issue"); *Exxon Mobil* (Mar. 6, 2012) (noting that the proposal "addresses the 'economic challenges' associated with the oil sands and does not, in our view, focus on a significant policy issue"); *see also JP Morgan Chase & Co.* (Mar. 12, 2010) (permitting exclusion of a proposal requesting the adoption of a policy barring future financing of companies engaged in mountain top removal coal mining, a practice that impacted the environment, on the basis that the proposal addressed "matters beyond the environmental impact of JPMorgan Chase's project finance decisions"); *The Coca-Cola Company* (Feb. 17, 2010, *recon. denied* Mar. 3, 2010) (permitting exclusion of a proposal requesting a report on options to respond to public concerns regarding bottled water, including environmental and energy impacts on the basis that the proposal "focuses primarily on the product information disclosure the company should provide to customers regarding its bottled water products"); and *PetSmart, Inc.* (Mar. 24, 2011) (permitting exclusion of a proposal requesting that the board require its suppliers to certify that they had not violated certain acts or laws relating to animal cruelty on the basis that "[a]lthough the humane treatment of animals is a significant policy issue, we note your view that the scope of the laws covered by the proposal is 'fairly broad in nature from serious violations such as animal abuse to violations of administrative matters such as record keeping'").

While making reference to climate change, the Proposal does not focus on a significant policy issue. Instead, as described above, the Proposal focuses on the Company's compliance with law. Consistent with the above Staff precedent, the Company continues to be of the view that the Company may properly omit the Proposal and Supporting Statement in reliance on Rule 14a-8(i)(7) because the Proposal relates to the Company's compliance with law, a component of "ordinary business," and does not focus on a significant policy issue.

B. The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(6), As the Company Lacks the Power and Authority to Implement It

As discussed in the Initial Request Letter, the Staff has repeatedly recognized that a proposal requesting that a company take action that may breach its existing contractual obligations is excludable under Rule 14a-8(i)(6), as the company would lack the power or authority to implement the proposal.

As discussed in the Initial Request Letter, the Company is legally bound by the provisions of 49 C.F.R. §§ 831.11 and 831.13, which, respectively, specify certain criteria for participation in NTSB investigations and limitations on the dissemination of investigation information. The Proponent hypothesizes that the Proposal may be implemented "without disclosing the content of NTSB investigations" and with "no violation of the Company's agreement and legal obligation with NTSB." However, 49 C.F.R. §§ 831.4 ("Nature of [NTSB] Investigation"), provides that "[a]ccident and incident investigations are conducted by the [NTSB] to determine the facts, conditions, and circumstances relating to an accident or incident *and the probable cause(s) thereof.* These results are then used to *ascertain measures that would best tend to prevent similar accidents or incidents in the future.*" (emphasis added). The Shareholder Proposal requests that the report "estimate the likelihood . . . of potential catastrophic explosions." Thus, any report that the Company presents in response to the request would be materially misleading, and/or would omit to state information necessary to make the statements therein, in the light of the circumstances in which they are made, not misleading, if it did not consider and disclose the findings of the NTSB. Alternatively, the Proposal's directive to disclose "the financial risk that methane leaks in its natural gas infrastructure pose to the Company and its investors" and "[an] estimate[ion of] the likelihood, brand damage, and cost of potential catastrophic explosions" would cause the Company to breach its legal obligations to maintain information related to the investigation in confidence, as this information is subject to regulatory non-disclosure obligations. *See* 49 C.F.R. § 831.13. As such, the Proposal may be excluded in reliance on Rule 14a-8(i)(6).

II. REQUEST FOR WAIVER UNDER RULE 14A-8(j)(1)

Rule 14a-8(j) provides that when a company intends to exclude a stockholder proposal from its proxy materials, the company must provide to the Staff no later than 80 days prior to the date on which the company plans to file its definitive proxy materials with the Commission a written statement of its reasons for excluding the proposal. The rule also provides that the Staff will consider late submissions if the company demonstrates good cause for missing the deadline.

We submitted the Initial Request Letter 77 days prior to the date on which the Company plans to file its 2017 Proxy Materials. For the reasons set forth in the Initial Request Letter, we believe that good cause for the delay in submitting our Initial Request Letter exists, and we respectfully request that the Staff waive the 80-day requirement set forth in Rule l4a-(j)(1) with respect to this letter.

III. CONCLUSION

Based on the discussion above and the discussion in the Initial Request Letter, the Company continues to be of the view that it may properly omit the Proposal and Supporting Statement from its 2017 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2017 Proxy Materials. If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 887-1563.

Sincerely,

David M. Lynn
Morrison & Foerster LLP

cc: Leslie T. Thornton, WGL Holdings, Inc.
Blaise F. Brennan, WGL Holdings, Inc.

SANFORD J. LEWIS, ATTORNEY

November 19, 2016

Via electronic mail

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re: WGL Holdings, Inc.
Shareholder Proposal of Samajak LP (Submitted by As You Sow)
Securities Exchange Act of 1934 Rule 14a-8

Ladies and Gentlemen:

As You Sow filed a shareholder proposal on behalf of Samajak LP (the "Proposal") with WGL Holdings, Inc. (The "Company"). The Proposal requests that WGL prepare a report on the widely debated environmental and safety issues associated with methane leakage from the Company's pipes.

This letter is in response to the letter dated October 7, 2016 sent to the Securities and Exchange Commission by David Lynn of Morrison Forrester on behalf of WGL Holdings Inc. ("Company Letter.") In that letter, the Company requests no action relief, contending that the Proposal may be excluded from the Company's 2016 proxy statement. We have reviewed the Company Letter and based on the relevant rules and Staff precedents, the Proposal is not excludable and must be included in the Company's 2017 proxy materials.

Further, the arguments raised by the Company's letter are moot as the letter failed to comport with the 14A-8(j)(1) requirement that such letters be filed with the SEC no less than 80 days before proxy materials are printed. The Company admits this, and provides no "good cause" that justifies the Staff waiving the 14A-8(j)(1) timeframe requirement. Indeed, granting such a waiver would harm the Proponent and undermine the integrity of Staff administration of the shareholder resolution process.

A copy of this letter is being emailed concurrently to David Lynn.

PROPOSAL

The Proposal (included with this letter in Appendix A) states in its resolved clause:

RESOLVED: As You Sow, on behalf of WGL shareholders, requests that the company develop a report quantifying the financial risk that methane leaks in its natural gas infrastructure pose to the Company and its investors. Shareholders request that the report estimate a) the likely cost of climate change related regulation of its methane leaks, and b) estimate the likelihood, brand damage, and cost of potential catastrophic explosions. The report should exclude proprietary information and be published by September 2018.

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net • 413 549-7333

ANALYSIS

I. <u>WGL Failed to Meet the 80 Day Requirement Under 14A-8(j)(1)</u>

We respectfully request that the Staff decline the Company's request to waive the requirements of Rule 14a-8(j)(1)[1] which states that if a Company "intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission."

The Company's letter readily admits that it failed to comply with Rule l4a-(j)(1) by not filing its letter with the Securities Exchange Commission 80 calendar days before the date it states it will file its definite proxy statement with the Commission. The Company claims that it has "good cause" for its overdue no action letter but offers none. In fact, the Company's filing was simply late, by its own fault. As noted below, the SEC has repeatedly found that failure to meet a deadline does not in and off itself constitute "good cause".

The Staff has written that "The most common basis for a company's showing of good cause is that the proposal was not submitted timely and the company therefore did not receive the proposal until after the 80-day deadline had passed."[2]

In this instance, the Proponent timely filed the proposal with the Company as required by the date set by the Company in its own proxy statement, on September 21, 2016. The proxy for the March 2016 AGM stated:

> Any shareholder who wishes to submit a proposal for inclusion in the Company's proxy statement for the annual meeting of shareholders to be held in year 2017 (expected to be held February 1) in accordance with Rule 14a-8 under the Exchange Act must submit that proposal so it is received by the Company's Corporate Secretary no later than the close of business on September 22, 2016. To be included in the Company's proxy statement, the shareholder proposal must meet the requirements of the applicable rules of the SEC. Proposals should be addressed to: Corporate Secretary, WGL Holdings, Inc., 101 Constitution Ave., NW, Washington, DC 20080.

The Company's choices for its filing date, and its decision to change its annual meeting date, are its own responsibility. Note that the Company's proxy statement had expressly stated the earlier February 1 date of the AGM in conjunction with the filing date for shareholder proposals.

This unjustified request for a waiver of the deadline is a test of the balanced administration of the definitive timing rules under Rule 14a-8. Shareholders are subject to an array of mandatory, nonnegotiable deadlines under Rule 14a-8; if the shareholder fails to meet those deadlines it results in exclusion. For example:

- A shareholder proposals must physically arrive at a Company's defined address by a Company's defined time and date.
- A shareholder proposal that arrives even minutes beyond the Company defined deadline provides a basis for exclusion.

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[1] https://www.sec.gov/interps/legal/cfslb14b.htm
[2] https://www.sec.gov/interps/legal/cfslb14b.htm

- A shareholder proposal that arrives at the Company, by the Company defined date, time, and location can be excluded if the Company happens to be closed that day.

- If a Company delivers a deficiency notice to a proponent, proponents have 14 calendar days to remedy deficiencies related to documentation including Authorization and Proof of Ownership. If the proponent misses the 14 day cutoff to respond to the Company, even by force majeur or emergency, the proposal is excluded.[3] Indeed, WGL issued a deficiency notice to the Proponents to which the Proponent responded promptly and within the statutory timeframe. Had the Proponent missed the deadline by three days, like WGL, its Proposal would have been excluded.

- Shareholders must be physically present at Company annual meetings to move their proposals forward. Proposals have been excluded when Proponents were even minutes late for the presentation, again, regardless of whether delays were within Proponents' control. In the case of the Heinz-Kraft Annual Meeting in 2014, when the proponent's representative was late to the meeting due to circumstances that were out of their control, the Company excluded the three proposals the representative was to move, preventing each of the proponents from refiling those proposals for two years.
-
- Shareholders seeking to vote on items on a Company's proxy must do so by the date of the annual meeting. Votes submitted three days thereafter will not be retroactively accepted by the Company, despite the fact that shareholders may have had good cause for such delay.

In none of these circumstances would a shareholder submitting three days late be acceptable. Shareholders are subject to stringent timing standards under Rule 14a-8; companies must be held accountable as well especially in the absence of good cause. The <u>only</u> deadline the Company is required to meet to secure no action relief is that its request be submitted to the SEC 80 days before it files its proxy statement. The Company's request to exclude the Proposal should be rejected here. The Company missed a deadline which it reasonably could have met with diligence and discipline, due to circumstances of its own making. No proper purpose is served by waiving the requirement.

Allowing the request to proceed despite the Company's flouting clearly defined regulatory procedures would harm the integrity of the shareholder resolution filing process. It would mean that these are administrative procedures applied strictly to shareholders, but less strictly to their companies, creating the appearance of arbitrarily advantaging issuers over shareholders. The Proponents urge the Staff to deny the Company's no action request on that basis alone.

We will further review and respond to additional arguments in case the staff determines to grant the waiver or to consider the additional arguments of the Company.

II. <u>The Proposal is not excludable under Rule 14a-8(i)(7) because it solely addresses the significant policy issue associated with methane leakage.</u>

The Proposal is not excludable under Rule 14a-8(i)(7) because it is directly focused on the significant public policy controversies associated on safety and environmental risks from methane leakage. Methane, the primary chemical component of natural gas is associated with large scale environmental and safety risks. One of these is climate risk, as methane accelerates global warming much more quickly than carbon dioxide. Another, its extreme combustibility, creating the risk of catastrophic explosions throughout the supply chain; in addition to the plethora of risks associated with the process of hydraulic fracturing used to produce it; and public health harm resulting from declining air quality where methane is

[3] https://www.sec.gov/pdf/cfslb14.pdf

leaking in large quantities.

When combusted, the climate risk and risk of public health harms of methane are mitigated. However more and more uncombusted methane is escaping to the atmosphere since 2007.[4] One likely source is the natural gas industry, as it has been growing at breakneck speed, while methane has been found to escape old infrastructure. One study forecasts "natural gas development is expected to increase by forty-four percent from 2011 through 2040.[5] . . ." This expansion suggests increased likelihood of methane leaks from natural gas operations, distribution, and use. For example methane is largely replacing coal in the electric power sector, but the gas is delivered in pipes and infrastructure that is commonly 50 to 100 years old, made of materials that are simply aging and disintegrating, resulting in massive methane leaks beneath the country's largest cities.

Natural gas is pursued not only due to greater availability at lower prices resulting from the 'shale revolution', but also because it produces approximately half the carbon emissions equivalent of coal when burned. In an effort to decarbonize, the U.S. electric power industry is replacing coal with natural gas. "Fugitive methane," however, escaping from the natural gas supply chain – from drilling, to pipeline transport, to use – can fully erase natural gas's greenhouse gas reduction benefits. It takes only a 2-3% release of methane during the production, distribution, or use of natural gas to erase the climate benefit of burning natural gas over coal; even modest methane leakage can quickly and dramatically force warming.[6]

The Proposal requests information on two of highest profile and widely debate issues arising from methane pipeline leaking: climate change regulation, and catastrophes from methane leaks. Because the Proposal seeks information solely on this important policy issue, it cannot be excluded on the basis of ordinary business objections.

Methane Climate Risk

Methane, the primary chemical component of natural gas, has a greater ability to quickly warm the atmosphere than carbon dioxide, and has a global warming impact 87 times carbon dioxide's in the first 20 years of release,[7] an alarming climate impact that "is estimated to have caused a quarter of the 1.4 degrees Fahrenheit of global warming that has taken place since 1900."[8] Similarly, methane (from all sources) accounts for approximately 11% of U.S. greenhouse gas emissions.[9] From a climate perspective, methane is 87 times more potent than carbon dioxide in the first 20 years of release.[10]

Scientists estimate that humanity may pass the 2°C global warming threshold -- the upper limit for a livable climate – as soon as by 2036.[11] Given this short 15 to 20 year window to halt, mitigate, and reverse climate change, methane's near-term effect of accelerating global warming is pivotal and

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[4] https://www.scientificamerican.com/article/debate-rises-over-real-source-of-higher-methane-emissions/
[5] http://www.colorado.edu/law/sites/default/files/351-383%20Stafford.pdf
[6] http://co2scorecard.org/home/researchitem/28
[7] http://www.climatechange2013.org/images/uploads/WGIAR5_WGI-12Doc2b_FinalDraft_All.pdf; https://thinkprogress.org/more-bad-news-for-fracking-ipcc-warns-methane-traps-much-more-heat-than-we-thought-9c2badf392df#.tykoe3l6r
[8] http://www.eesi.org/press-releases/view/new-rules-limiting-methane-leakages-will-play-key-role-in-slowing-climate-c
[9] https://www.epa.gov/ghgemissions/overview-greenhouse-gases#methane
[10] http://www.climatechange2013.org/images/uploads/WGIAR5_WGI-12Doc2b_FinalDraft_All.pdf; https://thinkprogress.org/more-bad-news-for-fracking-ipcc-warns-methane-traps-much-more-heat-than-we-thought-9c2badf392df#.tykoe3l6r
[11] https://www.scientificamerican.com/article/earth-will-cross-the-climate-danger-threshold-by-2036/, http://www.climate-lab-book.ac.uk/2014/when-will-we-reach-2c/, http://www.climate-lab-book.ac.uk/2016/spiralling-global-temperatures/,

potentially determinative. According to the International Energy Agency, "quickly capping emissions of the hard-hitting but short-lived climate pollutant methane" is key to peaking global warming by 2020, which "... is the only way that we still have chances to reach our climate goals."[12]

Methane leak risk, the subject of the proposal, falls squarely within the important policy exception of climate change. Thus, methane leaks help to drive climate change. The Proposal's whereas clauses elucidate this methane risk as the Proposal's climate risk focus:

- "methane leaks from WGL's aging pipeline infrastructure, it creates significant climate risk ..."
- "Scientists estimate that the earth could race pass the maximum level of global warming for a livable world -- 2 degrees Celsius -- as soon as the 2030. Methane leaks, which have 87 times the climate change impact of carbon dioxide in the first 20 years of its release, are an important contributor to global warming, and increase the speed of catastrophic climate change. WGL's methane leaks worsen climate change, and expose the company to climate-change related regulatory risk. Indeed, in May 2016, the Environmental Protection Agency issued its first methane regulations."
- "WGL's 40 year plan to replace its risky pipeline infrastructure falls far short of the urgent action needed to protect its shareholders from immediate, potentially material climate risk ..."

It is well settled in Staff determinations that proposals addressing the subject matter of climate change address a significant policy issue that transcends ordinary business. See, e.g., *DTE Energy Company* (January 26, 2015), *J.B. Hunt Transport Services, Inc.* (January 12, 2015), *FirstEnergy Corp.* (March 4, 2015)(proposals not excludable as ordinary business because they focused on reducing GHG and did not seek to micromanage the company); *Dominion Resources* (February 27, 2014), *Devon Energy Corp.* (March 19, 2014), *PNC Financial Services Group, Inc.* (February 13, 2013), *Goldman Sachs Group, Inc.* (February 7, 2011)(proposals not excludable as ordinary business because they focused on significant policy issue of climate change); *NRG Inc.* (March 12, 2009)(proposal seeking carbon principles report not excludable as ordinary business); *Exxon Mobil Corp.* (March 23, 2007)(proposal asking board to adopt quantitative goals to reduce GHG emissions from the company's products and operations not excludable as ordinary business); *Exxon Mobil Corp.* (March 12, 2007)(proposal asking board to adopt policy significantly increasing renewable energy sourcing globally not excludable as ordinary business); *General Electric Co.* (January 31, 2007)(proposal asking board to prepare a global warming report not excludable as ordinary business).

In addition to Staff determinations, the SEC's February 8, 2010 "Guidance to Public Companies Regarding the Commission's Existing Disclosure Requirements as they Apply to Climate Change Matters (SEC Release Nos. 33-9106; 34-61469; FR-82 hereafter "Release 33-9106, 34-61469") confirmed that climate change has become a subject of intense public discussion as well as significant national and international regulatory activity. These Guidance Documents provide guidance to companies regarding climate change issues because, according to the SEC, "the regulatory, legislative and other developments described could have a significant effect on operating and financial decisions."

Methane forces climate change faster and more intensely than carbon dioxide does. SEC Staff have declined to exclude on the basis of ordinary business challenges dozens of proposals over the years addressing the climate risks to Companies; risks of regulation; financial risk; carbon asset risk; physical risk; etc. because greenhouse gas emissions cause climate change, and climate change is an important

[12] https://www.washingtonpost.com/news/energy-environment/wp/2015/06/14/the-world-is-off-course-to-prevent-two-degrees-c-of-warming-iea-says/

policy issue that will have substantial impact on businesses. See, for example *Exxon Mobil* (March 14, 2016), *Hess Corporation* (Feb. 29, 2016), *Chevron Corporation* (March 11, 2016), *Franklin Resources* (Nov. 24, 2016).

Methane Catastrophic Risk

In addition to being more potent than carbon dioxide at causing climate change, methane leakage has another differentiating feature. It is highly combustible and explosive. Methane leakage creates grave climate danger, but its catastrophic risk potential redoubles its importance as a important policy issue. The Pipeline and Hazardous Materials Safety Administration's (PHMSA) data records 281 "significant incidents" since 2005, which killed 124 people, injured 699, and cost over $5.2 billion dollars.[13] These accidents have occurred nationally, however large scale explosions and releases near major cities in California, specifically at San Bruno, California and Aliso Canyon, California, drew national attention to, and discussion of, methane leak risk.

After the San Bruno explosion, California declared a state of emergency, charged PG&E criminally and found it guilty of obstruction of justice related to the explosion.[14] PG&E dealt with hundreds of millions of dollars in litigation costs, punitive damages, and recovery costs, though, federal courts reduced the damages, stating that it would be impossible to prove that PG&E was directly responsible for the explosion.[15]

Legislators responded to the San Bruno disaster on state and federal policy levels. California passed the "Natural Gas Pipeline Safety Act of 2011", which helped clarify natural gas regulatory jurisdiction and to submit a plan for natural gas pipeline safety for approval. At the federal level, Congress held three hearings, two specifically addressing the San Bruno explosion. Pipeline safety prevention bills advanced in the House and culminated in the Pipeline Safety, Regulatory Certainty, and Job Creation Act of 2011.

Four years later, on October 23, 2015, California barely escaped another huge methane release incident. A gas storage facility owned by Sempra Energy's subsidiary So Cal Gas in Southern California began to leak a large amount of methane into the atmosphere, in what has been called a methane "blowout." Residents of the neighborhood near the methane leak suffered a range of health effects related to the leak, such as nosebleeds, vomiting, headaches, respiratory issues, hair loss, and more. Ultimately, the utility had to temporarily relocate the neighborhood's residents, totaling nearly 12,000 people and including 2 schools.[16] The storage tank, which continued to leak for months and leaking methane equivalent to the GHG of one million cars' annual emissions, was found to be the largest methane leak in United States' history.[17] It may have only been extraordinary luck that the explosive potential of this leak was not

[13] Note these figures exclude natural gas explosions caused when something proximate to the natural gas infrastructure itself exploded, then led to a natural gas explosion.
https://hip.phmsa.dot.gov/analyticsSOAP/saw.dll?Portalpages&NQUser=PDM_WEB_USER&NQPassword=Public_Web_User1&PortalPath=%2Fshared%2FPDM%20Public%20Website%2F_portal%2FSC%20Incident%20Trend&Page=Significant&Action=Navigate&col1=%22PHP%20-%20Geo%20Location%22.%22State%20Name%22&val1=%22%22;
https://hip.phmsa.dot.gov/analyticsSOAP/saw.dll?Portalpages

[14] http://www.ntsb.gov/investigations/AccidentReports/Reports/PAR1101.pdf;
http://sanfrancisco.cbslocal.com/2016/08/09/pge-guilty-in-criminal-trial-over-san-bruno-pipeline-explosion/

[15] http://www.sfchronicle.com/business/article/PG-E-profit-up-despite-San-Bruno-blast-cost-of-6073780.php;
http://www.sfgate.com/crime/article/Victory-for-PG-E-judge-cuts-top-fine-in-San-6685150.php

[16] http://www.latimes.com/local/lanow/la-me-porter-ranch-20161101-story.html; http://www.latimes.com/local/lanow/la-me-ln-porter-ranch-20160927-snap-story.html; http://www.bbc.com/news/world-us-canada-35258036;
http://www.laweekly.com/news/what-went-wrong-at-porter-ranch-6405804

[17] http://www.eenews.net/stories/1060033056; http://www.latimes.com/opinion/editorials/la-ed-aliso-canyon-20161023-snap-story.html

realized. The Aliso Canyon blowout resulted in a federal "Interagency Task Force on Natural Gas Storage Safety" formed to study the event, some of whose recommendations were enacted in 2016.

Hoping to utilize the political momentum resulting from the San Bruno explosion and Aliso Canyon blowout, in the spring 2016 the EPA finalized its first ever regulation of methane leaks from gas production. However, the rules are controversial, opposed by states that are home to deep investments in the oil and gas industry, and by the industry itself. Indeed, 13 states have sued to block the rules.[18] The oil and gas industry point to increasing natural gas production without proportionally increasing methane levels to argue that, either there is no problem or that the problem is not methane leaks from the oil and gas industry but other sources of methane. They argue that the policies proposed under the Obama administration will only hurt the oil and gas industry, which has become a regulatory "whipping boy".[19] Similarly House Republicans held a hearing on the methane regulations titled "A Solution in Search of a Problem".[20] Companies also sought, unsuccessfully, to supplant the regulations. The "ONE Future Coalition", a group of oil, gas, and utility companies seeking for companies to use voluntary methane reduction as an alternative to federal regulation of methane leaks, submitted comments on EPA rulemaking arguing for such an outcome.[21] The ONE Future Coalition's policy recommendation include waiving civil penalties for regulatory noncompliance if a company participates in voluntary programs, for example.

Methane leaks will continue to be an important policy issue in the new presidential administration, as the industry presses for deregulation in favor of voluntary measures of debatable effectiveness, and while catastrophic explosions continue to occur. In early November 2016, for example, another explosion occurred when construction equipment hit a natural gas pipeline in Alabama, causing an explosion that killed one, injured several, started two forest fires, and caused temporary gas shortages in the state.[22]

The Proposal does not impermissibly address issues of legal or regulatory compliance.

In addition to denying that methane leakage addresses a significant policy issue, the Company asserts that the proposal attempts to impose on the company an obligation to re-examine its compliance with laws and regulations, and therefore relates to ordinary business.

Although the Staff has concurred that proposals focused on monitoring or improving compliance is a matter of ordinary business, the Staff decisions that do so are always in areas where either the Proposal attempts to micromanage issues of compliance, or where there is no overriding significant policy issue. For instance, the Company cites *Navient Corp.* (Mar. 26, 2015), which sought a report including a discussion of the actions taken to ensure compliance with applicable federal and state laws, and *JPMorgan Chase & Co.* (Mar. 13, 2014), a proposal requesting a policy review evaluating opportunities for clarifying and enhancing implementation of board members' and officers' fiduciary and legal obligations to shareholders and other stakeholders.

In contrast, the present proposal asks for a report on methane risk and does not focus on minute regulatory issues but rather asks for a top-level assessment of the major public debates and controversies associated with methane leakage. There is no request to change, reassess or improve compliance.

---

[18] http://thehill.com/policy/energy-environment/290159-thirteen-states-sue-over-epa-methane-rule
[19] https://www.scientificamerican.com/article/debate-rises-over-real-source-of-higher-methane-emissions/
[20] https://www.scientificamerican.com/article/debate-rises-over-real-source-of-higher-methane-emissions/
[21] http://www.onefuture.us/wp-content/uploads/2015/11/ONE-Future-Coalition-Comments-on-Methane-Challenge-Proposal.pdf
[22] http://www.nydailynews.com/news/national/pipeline-worker-killed-injured-alabama-gas-explosion-article-1.2852949

The present Proposal is unlike those excluded by Rule 14a-8(i)(7) in *FirstEnergy* (Mar. 8, 2013) which addressed energy efficiency and renewable energy changes to a firm's portfolio without grounding or framing on a significant policy issue, or *General Electric Co.* (Feb. 10, 2000), where the proposal touched on the significant policy issue of executive compensation, but a portion of the proposal strayed into "ordinary business matters (i.e., the choice of accounting methods)."

Here, the proposal in its entirety addresses that significant policy issue. It does not touch upon or extend to ordinary business issues outside of the scope of the significant policy issue.

Further, the fact that the Company operates in a highly regulated field does not negate focus of the proposal on a significant policy issue, the risks associated with societal impacts of methane leakage, and the Proposal's treatment of the policy issue is a top level request for information relevant to shareholders, not meddling in the intricate details or procedures of regulatory compliance.

Thus the Proposal may not be excluded on any "ordinary business" grounds.

II. <u>The Proposal is not excludable under Rule 14a-8(i) (6)</u>

The Company claims that exclusion under Rule 14a-8(i)(6) is appropriate because it would require the Company to violate its legal obligations to refrain from releasing information to third parties about an accident or incident subject to an ongoing investigation by the National Transportation Safety Board ("***NTSB***"). The Company notes that the NTSB is currently investigating the August 11, 2016 explosion and fire at a property on Arliss Street in Silver Spring, Maryland. As a party to this investigation, the Company is legally bound by the provisions of 49 C.F.R. §§ 831.11 and 831.13, which, respectively, specify certain criteria for participation in NTSB investigations and limitations on the dissemination of investigation information. The Company letter further asserts that the Proposal "would require the Company to provide opinions or analysis of the accident—specifically, the likelihood that the Company's distribution system caused the accident and the likelihood of such events occurring again. This information is subject to regulatory non-disclosure obligations. *See* 49 C.F.R. § 831.13." The provision cited states:

> § 831.13 Flow and dissemination of accident or incident information.
>
> (a) Release of information during the field investigation, particularly at the accident scene, shall be limited to factual developments, and shall be made only through the Board Member present at the accident scene, the representative of the Board's Office of Public Affairs, or the investigator-in-charge.
>
> (b) All information concerning the accident or incident obtained by any person or organization participating in the investigation shall be passed to the IIC through appropriate channels before being provided to any individual outside the investigation. Parties to the investigation may relay to their respective organizations information necessary for purposes of prevention or remedial action. However, no information concerning the accident or incident may be released to any person not a party representative to the investigation (including non-party representative employees of the party organization) before initial release by the Safety Board without prior consultation and approval of the IIC.

The Company attempts to make a tenuous leap from the provisions of the rule, requiring nondisclosure of possible findings on a specific incident, to conclude that the nondisclosure extends to any companywide discussion of catastrophic risk of its entire distribution system. This is inconsistent with the spirit of NTSB investigations. For instance, in the NTSB guide, Anatomy of an NTSB Accident Investigation: A Guide for "Parties-to-the-Investigation" & Their Lawyers, April 2013 it is noted: "A key guiding principle for the NTSB is transparency."

The Proposal is fully amenable to being fulfilled without disclosing the content of NTSB investigations. The Proposal seeks disclosure of "the financial risk that methane leaks in its natural gas infrastructure pose to the Company and its investors" and "[an] estimate[ion of] the likelihood, brand damage, and cost of potential catastrophic explosions." A plain reading of this text makes it clear that responding to the Proposal is well within the Company's power and requires no violation of the Company's agreement and legal obligations with NTSB. The Proposal seeks reporting broadly on the Company's risk associated with methane leaks —not information drilling down to the specific causes or investigation associated with the Company's most recent natural gas leak explosion; it does not ask for any such disclosures.

The tragic disaster in Silver Springs Maryland which killed 7 people and injured 40 is noted in the Whereas Clauses as but one example of the type of risk created by methane leaks. The Silver Springs explosion is not the subject of the proposal. Because the Proposal is not addressed to this particular event, no laws, NTSB or otherwise, would be violated by responding and there is no interference or relation to the investigation of the explosion. The Company can respond to the Proposal without referencing the specifics regarding the incident. The Silver Springs explosion is an example of the risks that the shareholder proposal is addressing – failure to adequately address risks posed by its leaking gas infrastructure. The fact that the risk is indeed born out in this instance should not allow the Company to avoid disclosing to shareholders the top level information sought regarding risks from leaking gas pipelines.

CONCLUSION

Based upon the foregoing analysis, we urge the Staff to notify the Company that the Company's request for waiver of the Rule l4a-(j)(1) timeframe is declined. The Proponents also urge the staff, in the event the waiver is approved, to advise the Company that the proposal is not excludable and therefore the Company may not omit the Proposal from its 2017 Proxy Materials in reliance on Rule 14a-8.

Sincerely,

Sanford Lewis

Cc: David Lynn
Samajak LP

PROPOSAL

WHEREAS, As You Sow files this resolution on behalf of WGL Holdings investors requesting reporting on the financial risk the Company's leaks of 'methane', a key greenhouse gas, pose to investors. WGL's primary business is the delivery of natural gas to customers. The main chemical component of natural gas is methane. When methane leaks from WGL's aging pipeline infrastructure, it creates significant climate risk, and the risk of devastating explosions beneath the streets of Washington D.C., the nation's capital.

Scientists estimate that the earth could race pass the maximum level of global warming for a livable world — 2 degrees Celsius — as soon as the 2030. Methane leaks, which have 87 times the climate change impact of carbon dioxide in the first 20 years of its release, are an important contributor to global warming, and increase the speed of catastrophic climate change. WGL's methane leaks worsen climate change, and expose the company to climate-change related regulatory risk. Indeed, in May 2016, the Environmental Protection Agency issued its first methane regulations.

Further, as long as WGL's aging pipeline infrastructure leaks a significant amount of methane, its over one million customers are at risk of becoming victims of a catastrophic explosion. Between 2005 and 2015, excluding natural gas extraction and large pipelines, there were 2,085 explosion "incidents," in the nation's natural gas distribution system, which killed 121 people, injured 506, and cost companies over $815M (Pipeline and Hazardous Materials Safety Administration). Natural gas infrastructure explosions also commonly cause natural gas spills that contaminate land and waterways, adding additional dimensions of risk for the Company.

In August 2016, gas leaks in WGL's service territory ignited, causing an explosion that destroyed two apartment buildings in Silver Springs, Maryland; killed 7 people; and injured 40 more. In comments to the press, residents claim to have smelled natural gas in the region for weeks before the explosion.

WGL's 40 year plan to replace its risky pipeline infrastructure falls far short of the urgent action needed to protect its shareholders from immediate, potentially material climate risk, and the risk of catastrophic explosions in cities where it operates.

THEREFORE, BE IT RESOLVED: As You Sow, on behalf of WGL shareholders, requests that the company develop a report quantifying the financial risk that methane leaks in its natural gas infrastructure pose to the Company and its investors. Shareholders request that the report estimate a) the likely cost of climate change related regulation of its methane leaks, and b) estimate the likelihood, brand damage, and cost of potential catastrophic explosions. The report should exclude proprietary information and be published by September 2018.

MORRISON | FOERSTER

2000 PENNSYLVANIA AVE., NW
WASHINGTON, D.C.
20006-1888

TELEPHONE: 202.887.1500
FACSIMILE: 202.887.0763

WWW.MOFO.COM

MORRISON FOERSTER LLP

BEIJING, BERLIN, BRUSSELS, DENVER, HONG KONG, LONDON, LOS ANGELES, NEW YORK, NORTHERN VIRGINIA, PALO ALTO, SAN DIEGO, SAN FRANCISCO, SHANGHAI, SINGAPORE, TOKYO, WASHINGTON, D.C.

Writer's Direct Contact
+1 (202) 887.1563
DLynn@mofo.com

1934 Act/Rule 14a-8

October 7, 2016

VIA E-MAIL (*shareholderproposals@sec.gov*)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: WGL Holdings, Inc.
Stockholder Proposal of As You Sow (on behalf of Samajak LP)

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client WGL Holdings, Inc., a Virginia corporation (the "***Company***"), which requests confirmation that the staff (the "***Staff***") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "***Commission***") will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the "***Exchange Act***"), the Company omits the enclosed stockholder proposal (the "***Proposal***") and supporting statement (the "***Supporting Statement***") submitted by As You Sow on behalf of Samajak LP (the "***Proponent***") from the Company's proxy materials for its 2017 Annual Meeting of Stockholders (the "***2017 Proxy Materials***").

Pursuant to Rule 14a-8(j) under the Exchange Act, we have concurrently sent copies of this correspondence to the Proponent.

The Company intends to file its definitive proxy statement with the Commission on or about December 23, 2016. This letter is being sent to the Staff fewer than 80 calendar days before such date and accordingly, as described below, the Company requests that the Staff waive the 80-day requirement with respect to this letter.

Copies of the Proposal and Supporting Statement, the Proponent's cover letter submitting the Proposal, and other correspondence relating to the Proposal are attached hereto as Exhibit A.

Pursuant to the guidance provided in Section F of Staff Legal Bulletin 14F (Oct. 18, 2011), we ask that the Staff provide its response to this request to David M. Lynn, on behalf of the Company, via email at dlynn@mofo.com or via facsimile at (202) 785-7530, and to the Proponent's representative, As You Sow, via email at atimbers@asyousow.org.

I. SUMMARY OF THE PROPOSAL

On September 21, 2016, the Company received letters from the Proponent containing the Proposal for inclusion in the Company's 2017 Proxy Materials. The Proposal reads as follows:

> "**BE IT RESOLVED**: As You Sow, on behalf of WGL shareholders, requests that the company develop a report quantifying the financial risk that methane leaks in its natural gas infrastructure pose to the company and its investors. Shareholders request that the report estimate a) the likely cost of climate change related regulation of its methane leaks, and b) estimate the likelihood, brand damage, and cost of potential catastrophic explosions. The report should exclude proprietary information and be published by September 2018."

The text of the Proposal is preceded by a Supporting Statement that is not reproduced in this letter, but that is set forth in the copy of the Proposal and related correspondence that is attached hereto as Exhibit A.

II. EXCLUSION OF THE PROPOSAL

A. Bases for Excluding the Proposal

As discussed more fully below, the Company believes it may properly omit the Proposal from its 2017 Proxy Materials in reliance on the following bases:

- Rule 14a-8(i)(7), as the Proposal deals with matters relating to the Company's ordinary business operations; and
- Rule 14a-8(i)(6), as the Company lacks the power and authority to implement the Proposal.

B. The Proposal May Be Omitted in Reliance on Rule 14a-8(i)(7), As It Relates To The Company's Ordinary Business Operations

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a stockholder proposal that relates to the company's "ordinary business operations." According to the

Commission, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Exchange Act Release No. 40018, Amendments to Rules on Shareholder Proposals*, [1998 Transfer Binder] Fed Sec. L. Rep. (CCH) 86,018, at 80,539 (May 21, 1998) (the "***1998 Release***"). In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first is that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* at 86,017-18 (footnote omitted).

The Staff has further stated that a proposal requesting the publication of a report may be excluded under Rule 14a-8(i)(7) if the subject matter of the report involves a matter of ordinary business. *See Exchange Act Release No. 20091* [48 FR 38218] (Aug. 16, 1983). In addition, the Staff has stated that "[where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business ... it may be excluded under [R]ule 14a-8(i)(7)." *Johnson Controls, Inc.* (Oct. 26, 1999).

1. The Proposal Deals with Legal Compliance

The Proposal may be properly omitted in reliance on Rule 14a-8(i)(7) because the Staff has repeatedly recognized that a proposal relating to the Company's compliance with law is excludable under Rule 14a-8(i)(7) as a component of "ordinary business."

At its core, the Proposal attempts to impose on the Company an obligation to re-examine its compliance with laws and regulations, particularly those relating to methane, maintenance and operations. The subject matter of the requested report therefore involves "ordinary business" and is not appropriate for stockholder action at an annual meeting. The Proposal requests that the Company issue a report on the "likelihood, brand damage and cost of potential catastrophic explosions" as a result of methane leaks. The Whereas clauses in the Supporting Statement note the first methane regulations issued by the Environmental Protection Agency. These regulations, which are intended to curb emissions of methane and other air pollutants from oil and gas sources, may affect the Company and/or its subsidiaries in connection with their natural gas purchasing, storage or transportation operations, and/or in one or more of their capacities as a seller or distributor of natural gas. The Whereas clauses also refer to "2,085 explosion 'incidents' . . . which killed 121 people injured 506, and cost companies over $815M." In addition, the Whereas clauses discuss an explosion of two apartment buildings in Silver Spring, Maryland that "killed 7 people; and injured 40 more. In comments to the press, residents claim to have smelled natural gas in the region for weeks before the explosion." The Whereas clauses refer to the Company's distribution system as an "aging pipeline infrastructure" twice and a "risky pipeline infrastructure" once, expressing doubt as to the safety of the Company's operations. The report sought by the Proposal would, therefore, necessarily address the Company's compliance with laws and regulations which, in the Company's view, renders the Proposal excludable, as compliance with applicable laws and regulations is essential to a public company's day-to-day management and cannot, as a practical matter, be subject to direct stockholder oversight.

The Staff has regularly concurred that compliance with law is a matter of ordinary business and has permitted companies to omit proposals relating to the fundamental business function of establishing and maintaining legal compliance programs. In *Navient Corp.* (Mar. 26, 2015), a proposal recommended a report on the company's internal controls over its student loan servicing operations, including a discussion of the actions taken to ensure compliance with applicable federal and state laws. The Staff concurred with the omission of the proposal, stating that "[p]roposals that concern a company's legal compliance program are generally excludable under rule 14a-8(i)(7)." In *JPMorgan Chase & Co.* (Mar. 13, 2014), a proposal requested a policy review evaluating opportunities for clarifying and enhancing implementation of board members' and officers' fiduciary, moral and legal obligations to shareholders and other stakeholders. In its request, the company noted that fiduciary obligations, legal obligations, and "standards for directors' and officers' conduct and company oversight"—sought by the proposal—are governed by state law, federal law, and New York Stock Exchange Listing Standards. The Staff concurred with the omission of the proposal, stating that "[p]roposals that concern a company's legal compliance program are generally excludable under rule 14a-8(i)(7)." In *AES Corp.* (Jan. 9, 2007), a proposal requested that the company create a board committee to oversee the company's compliance with federal, state and local laws. As the company was in the highly regulated energy industry, the company expressed the view that compliance with law is fundamental to its business and, therefore, it was impractical to subject legal compliance to shareholder oversight. The Staff concurred with the company's omission of the proposal, stating that the proposal related to "ordinary business operations (*i.e.*, general conduct of a legal compliance program)." In *Halliburton Co.* (Mar. 10, 2006), a proposal sought a report from the company evaluating the potential impact of certain violations and investigations on the company's reputation and stock price, as well as the company's plan to prevent further violations. The Staff concurred with the omission of the proposal as it related to the company's ordinary business of conducting a legal compliance program. *See also Raytheon Co.* (Mar. 25, 2013) (in which the Staff stated that "[p]roposals that concern a company's legal compliance program are generally excludable under rule 14a-8(i)(7)"); and *Sprint Nextel Corp.* (Mar. 16, 2010) (concurring with the omission of a proposal requesting an explanation as to why the company had not adopted an ethics code that would promote ethical conduct and compliance with securities laws on the basis that the proposal concerned "adherence to ethical business practices and the conduct of legal compliance programs").

Through its wholly owned subsidiaries, the Company sells and delivers natural gas and provides energy-related products and services to customers primarily in the District of Columbia and the surrounding metropolitan areas in Maryland and Virginia. The Company and its operations are regulated by several regulatory commissions and agencies, including the Public Service Commission of the District of Columbia, the Public Service Commission of Maryland, the Virginia State Corporation Commission and the Federal Energy Regulatory Commission. These regulatory commissions and agencies generally have authority over many of the activities of the Company's business including, but not limited to, the nature and quality of services it provides, safety standards, collection practices and other matters. In addition, the regulatory environment and rate regulation can be affected by new laws and political considerations. The Company continually monitors and reviews changes in requirements of the codes and regulations that govern the operation of the transmission and distribution system and refines its safety practices, with a particular focus on design, construction, maintenance, operation, replacement, inspection and monitoring practices to meet or exceed these requirements. In addition, the Company monitors legislative proposals from the U.S. Congress intended to limit greenhouse gas ("***GHG***") emissions, as any future proposals to limit GHG emissions could adversely affect operating and service costs, as well as demand for the Company's products. Accordingly, these environmental laws and regulations significantly affect the way that the Company does business, and can restrict the scope of its existing businesses and limit its ability to expand its distribution system, as well as impact the costs of its services. Laws and regulations affecting the Company's operation and maintenance of its distribution system change frequently, and management must regularly adjust the Company's business activities in accordance with such changes.

The Company has a separate Office of the General Counsel ("***OGC***") and a Rates and Regulatory Affairs function ("***Regulatory Affairs***") that are integrally related in their work on matters related to legal and regulatory risk. OGC, Regulatory Affairs and other functions work closely with senior management to provide review and oversight of the Company's operations, with a focus on compliance with applicable state utilities regulations and other regional and local laws and regulations. The Company's lawyers provide legal advice to assist in efforts to ensure compliance with all applicable laws and regulations and the Company's corporate standards for doing business. At the board of directors level, the Audit Committee assists the board in its oversight responsibilities and is responsible for the Company's compliance with legal and regulatory requirements. In addition, the Company created a Risk Management Committee, which is responsible for ensuring that the Company is managing its principal enterprise-wide risks, including, but not limited to, business continuity, compliance, environmental, operational and reputational risks.

The Company expends substantial resources on legal and regulatory compliance, which is necessary given the breadth and dynamic nature of the legal and regulatory environment within which the Company conducts its business. Accordingly, compliance with laws and regulation is a fundamental management function at the Company that is similar to, or even more expansive than, the circumstances that existed in *The AES Corp.* and other precedent discussed above, and is not an activity that can be practically overseen by stockholders as the Proposal requests.

Accordingly, as the Proposal addresses the Company's ongoing compliance with law, it relates to the Company's ordinary business operations. The Company is, therefore, of the view that it may properly omit the Proposal and Supporting Statement from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(7).

2. ***The Proposal Does Not Focus on a Significant Policy Issue***

The Commission has stated that "proposals relating to such [ordinary business] matters but focusing on sufficiently significant social policy issues (*e.g.*, significant discrimination matters) generally would not be considered to be excludable" because the proposals would transcend the day-to-day business matter and raise policy matters so significant that they would be appropriate for a stockholder vote. *See* the 1998 Release; *see also* Staff Legal Bulletin 14H (Oct. 22, 2015) (emphasizing that the Staff "intends to continue to apply Rule 14a-8(i)(7) as articulated by the Commission and consistent with the Division's prior application of the exclusion").

While the Proposal uses terms such as "greenhouse gases," the Proposal does not involve a significant policy issue. On the contrary, as discussed above, the Proposal relates entirely to ordinary business matters.

The Staff has consistently concurred that a proposal may be excluded when it addresses ordinary business matters, even if it touches upon a significant policy issue. For instance, in *General Electric Co.* (Feb. 10, 2000), the Staff permitted exclusion of a proposal requesting that the company (i) discontinue an accounting technique, (ii) not use funds from the GE Pension Trust to determine executive compensation, and (iii) use funds from the trust as intended. The Staff noted that, while the Proposal touched on the significant policy issue of executive compensation, the entire proposal was excludable under Rule 14a-8(i)(7) because "a portion of the proposal relate[d] to ordinary business matters (i.e., the choice of accounting methods)." *See also Dominion Resources, Inc.* (Feb. 14, 2014) (permitting the exclusion of a proposal relating to use of alternative energy because the proposal related, in part, to ordinary business operations (company's choice of technologies for use in its operations)).

As such, the Staff has taken the position that proposals related to day-to-day company activities are excludable, regardless of the fact that those day-to-day activities could be tied to significant policy issues. *See, e.g., Assurant, Inc.* (Mar. 17, 2009) (concurring that the company could exclude a proposal calling for a report on the company's plans to address climate change because the proposal related to ordinary business operations "(i.e. evaluation of risk)").

While the Staff has found that some recent environmental proposals do transcend ordinary business operations, *see Exxon Mobil Corp.* (Mar. 23, 2007) (adopt quantitative goals for reducing greenhouse gas emissions); *General Electric Co.* (Jan. 31, 2007) (report on global warming), the Proposal does not solely involve these broader environmental issues.

The Staff's position in its response to *FirstEnergy Corp.* (Mar. 8, 2013) is noteworthy in this regard. In *FirstEnergy Corp.*, the proposal requested that the board prepare a report on actions that FirstEnergy is taking or could take to reduce risk throughout its energy portfolio by "diversifying the company's energy resources to include increased energy efficiency and renewable energy resources." FirstEnergy argued that the proposal mentioned and focused on the non-environmental aspects of the generation of electricity to such an extent that the proposal could not be characterized as a proposal focused solely on environmental issues, noting that the bulk of the proposal focused on issues that were not necessarily directly related to environmental concerns (aging infrastructure, the prevalence of renewable generating resources, declining costs of solar power, potential energy cuts to energy consumption, increased budgets for electricity efficiency programs, energy savings, and costs of energy efficiency targets). The Staff concurred with the company's view that the proposal could be excluded pursuant to Rule 14a-8(i)(7), as relating to FirstEnergy's ordinary business operations. Just as the *FirstEnergy Corp.* proposal focused on the non-environmental impact of renewable energy resources, so does the Proposal, which focuses on the Company's compliance with laws and regulations associated with the Company's operations.

In addition, the Proposal's language regarding "financial risk" does not result in the Proposal raising policy matters so significant that it would be appropriate for a stockholder vote. With respect to proposals related to risk, "the fact that a proposal would require an evaluation of risk will not be dispositive of whether the proposal may be excluded under Rule 14a-8(i)(7)." Staff Legal Bulletin 14E "***SLB 14E***"). SLB 14E instructs that the Staff will "focus on the subject matter to which the risk pertains" and "in those cases in which a proposal's underlying subject matter involves an ordinary business matter . . . the proposal generally will be excludable under Rule 14a-8(i)(7). In determining whether the subject matter raises significant policy issues and has a sufficient nexus to the company . . . [the Staff] will apply the same standards that [the Staff] appl[ies] to other types of proposals under Rule 14a-8(i)(7)." Accordingly, pursuant to SLB 14E, the Staff looks beyond the Proposal's reference to "financial risk" and evaluates the Proposal based on its subject matter—compliance with laws and regulations.

As with the letters cited above, even if aspects of the Proposal were deemed to implicate significant policy issues (which we do not believe is the case), a majority of the disclosures requested in the report relate to ordinary business operations (such as management's day-to-day decisions regarding compliance with laws and regulations related to the Company's operations). Accordingly, regardless of whether some elements of the Proposal might be deemed to touch upon significant policy issues, the ordinary business matters addressed in the Proposal warrant exclusion of the Proposal. *See E*Trade Group, Inc.* (Oct. 31, 2000) (permitting exclusion of a proposal where two out of four items implicated ordinary business matters).

Consistent with the foregoing precedent, the Company is of the view that it may properly omit the Proposal and Supporting Statement from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(7).

C. ***The Proposal May Be Omitted in Reliance on Rule 14a-8(i)(6), As the Company Lacks the Power and Authority to Implement It***

Rule 14a-8(i)(6) permits the exclusion of a stockholder proposal if the company would lack the power or authority to implement the proposal. This exclusion is appropriate in the case of the Proposal because the Proposal is not within the Company's power or authority to implement due to the fact that it would require the Company to violate its legal obligations to refrain from releasing information to third parties about an accident or incident subject to an ongoing investigation by the National Transportation Safety Board ("***NTSB***").

The Staff has confirmed that proposals that would, if implemented, cause a company to breach existing contracts may be omitted from a company's proxy statement under Rule 14a-8(i)(6). In Section E of Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("***SLB 14B***"), the Staff stated, "Proposals that would result in the company breaching existing contractual obligations may be excludable under [R]ule 14a-8(i)(2), [R]ule 14a-8(i)(6), or both, because implementing the proposal would require the company to violate applicable law or would not be within the power or authority of the company to implement." In addition, the Staff has recognized that a company does not have the power or authority to implement a proposal if doing so would cause the company to violate applicable law. *See NextEra Energy, Inc.* (Feb. 22, 2013) (the Staff concurred with the omission of a proposal under Rule 14a-8(i)(6) whose implementation would cause the Company to violate the terms of its ISFSI licenses and therefore to violate the requirements of 10 C.F.R. § 72.22(c)); *Schering-Plough Corp.* (Mar. 27, 2008) (the Staff concurred with the omission of a proposal under Rule 14a-8(i)(6) whose implementation would cause the company to violate state law); *Bank of America Corp.* (Feb. 26, 2008) (same); *PG&E Corp.* (Feb. 25, 2008) (same); *The Boeing Co.* (Feb. 19, 2008) (same); *Noble Corp.* (Jan. 19, 2007) (same); and *Xerox Corp.* (Feb. 23, 2004) (same).

As disclosed in the Company's Current Report on Form 8-K filed with the Commission on September 9, 2016, the NTSB is currently investigating the August 11, 2016 explosion and fire at a property on Arliss Street in Silver Spring, Maryland. As a party to this investigation, the Company is legally bound by the provisions of 49 C.F.R. §§ 831.11 and 831.13, which, respectively, specify certain criteria for participation in NTSB investigations and limitations on the dissemination of investigation information.

The Proposal seeks disclosure of "the financial risk that methane leaks in its natural gas infrastructure pose to the Company and its investors" and "[an] estimate[ion of] the likelihood, brand damage, and cost of potential catastrophic explosions." As such, the Proposal is beyond the Company's power and authority to implement because it would require the Company to provide opinions or analysis of the accident—specifically, the likelihood that the Company's distribution system caused the accident and the likelihood of such events occurring again. This information is subject to regulatory non-disclosure obligations. *See* 49 C.F.R. § 831.13.

Limitations on parties commenting publicly on possible findings of the investigation, including the probable cause of the accident, will remain in effect until after the NTSB adopts its final report related to the accident. These limitations may even preclude the Company from making such comments to regulatory bodies. The timing of the NTSB's final report is beyond the control of the Company. Until the NTSB final report is issued, releasing any information learned through the investigation would be a breach of the Company's existing legal obligations as a party to such investigation. Accordingly, the ability of the Company and the Company's board of directors to comply with the Proposal, given the Proposal's short deadline for preparing and posting the report, would be entirely contingent on facts that are not yet known and on the occurrence of events that are beyond the Company's control. Even if the NTSB's final report is available prior to September 2018, the Company would likely not have time sufficient to give appropriate treatment to the NTSB's findings in the Proposal's requested report.

On numerous occasions, the Staff, pursuant to Rule 14a-8(i)(6), has permitted exclusion of stockholder proposals requesting that a company take an action that *may* breach its existing contractual obligations. In *Bank of America, Corp.* (February 26, 2008), the Staff concurred in the omission of a proposal because it could violate the confidentiality provisions of an existing consulting agreement. *See also Citigroup, Inc.* (Feb. 18, 2009) (proposal excludable because it may cause the company to breach existing employment agreements); *NVR, Inc.* (Feb. 17, 2009) (same); and *NetCurrents, Inc.* (June 1, 2001) (proposal excludable because it could cause the issuer to terminate and breach existing employment agreements or other contractual obligations).

As in the aforementioned cases, the unilateral disclosure of the communications required by the Proposal may require the Company to breach its legal obligations to maintain information related to the investigation in confidence, depending on the outcome of events that are beyond the Company's control.

In addition, the Staff has indicated that exclusion under Rule 14a-8(i)(6) "may be justified where implementing the proposal would require intervening actions by independent third parties." *See* 1998 Release, at note 20. In *American Home Products Corp.* (Feb. 3, 1997), the Staff concurred with the exclusion of a proposal requesting that the company include certain warnings on its contraceptive products, where the company could not add the warnings without first getting government regulatory approval. Similarly, in *SCEcorp* (Dec. 20, 1995, *recon. denied* Mar. 6, 1996), the Staff concurred with the exclusion of a proposal that would have required unaffiliated fiduciary trustees of the company to amend voting agreements. The Company's legal obligations to maintain information related to the investigation in confidence do not permit the Company to disclose confidential information, including the "likelihood" of "catastrophic explosions," without the consent of NTSB, and therefore, it is beyond the Company's power to voluntarily report such information publicly as the Proposal would require. Furthermore, it is clearly beyond the Company's power and authority to obligate a government agency to make their initial findings related to the investigation public as the Proposal would require.

As in the letters cited above, the Proposal is not within the Company's power or authority to implement because implementation would either require the Company to unilaterally breach its non-disclosure obligations set forth in 49 C.F.R. §§ 831.11 and 831.13, or would otherwise require intervening actions by an independent third party (*i.e.*, a third party's consent to such disclosure), with the events that would cause this impossible choice being beyond the Company's control. The NTSB's final report would be a key input in completing the Proposal's requested report, so even if the NTSB's final report is issued prior to September 2018, the Company would likely not have time sufficient to give appropriate treatment to the NTSB's findings in the Proposal's requested report. Accordingly, the Company is of the view that it may properly omit the Proposal and Supporting Statement from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(6).

III. REQUEST FOR WAIVER UNDER RULE 14A-8(j)(1)

The Company further requests that the Staff waive the 80-day filing requirement set forth in Rule l4a-(j)(1) for good cause. Rule l4a-8(j)(1) requires that, if a company "intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission." However, Rule 14a-8(j)(l) allows the Staff, in its discretion, to permit a company to make its submission later than 80 days before the filing of its definitive proxy statement if the company demonstrates good cause for missing the deadline.

The Company was unable to comply with the 80-day filing requirement set forth in Rule 14a-8(j) because, as the Company previously disclosed in its proxy materials for its 2015 Annual Meeting of Stockholders, it plans to change its annual meeting date so that the 2017 Annual Meeting of Stockholders will occur on February 1, 2017, one month earlier than it did in 2016. The Company's 2016 Annual Meeting of Stockholders was held on March 1, 2016. In order to balance the rights of stockholders to submit proposals pursuant to Rule 14a-8 and the needs of the Company to compile the Proxy Materials for the 2017 Annual Meeting of Stockholders, Company accepted the submission of the Proposal to be considered for inclusion into the 2017 Proxy Materials. As a result of the changed timing of the Company's 2017 Annual Meeting of Stockholders, it would have been a substantial burden for the Company to seek no-action relief from the Staff in accordance with the 80-day deadline under Rule 14a-8(j)(1), as the deadline for Rule 14a-8 proposals was only 93 days prior to December 23, 2016, the day on which the Company intends to file its definitive proxy materials. Upon receipt of the Proposal, the Company acted expeditiously in evaluating the Proposal. The Company is sending this no-action request on October 7, 2016, which is just three days short of the 80-day deadline.

Based on the changed timing of the Company's 2017 Annual Meeting of Stockholders, the timing of the receipt of the Proposal and the anticipated date for the Company's 2017 Annual Meeting of Stockholders, the Company believes that it has good cause for its inability to meet the 80-day requirement. In addition, given the brevity of the Company's argument above and the recent passage of the 80-day deadline, the Company believes that the Staff will not be unduly burdened by this request and will have adequate time to consider the request presented herein. In addition, the Company does not believe that the Proponent will be prejudiced or harmed by the waiver in light of the recent passage of the deadline. *See Xerium Technologies, Inc.* (May 13, 2016) (waiver of the 80-day requirement in similar circumstances).

Accordingly, we believe that the Company has "good cause" for its inability to meet the 80-day requirement, and we respectfully request that the Staff waive the 80-day requirement with respect to this letter.

IV. CONCLUSION

For the reasons discussed above, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2017 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2017 Proxy Materials. If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 887-1563.

Sincerely,

David M. Lynn /RZ

David M. Lynn
Morrison & Foerster LLP

Attachments

cc: Leslie T. Thornton, WGL Holdings, Inc.
Blaise F. Brennan, WGL Holdings, Inc.

Exhibit A

AS YOU SOW
1611 Telegraph Ave, Suite 1450
Oakland, CA 94612
www.asyousow.org
BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

September 21, 2016

ATTN: Corporate Secretary
WGL Holdings, Inc.
101 Constitution Ave. NW
Washington, DC 20080

Dear Corporate Secretary:

As You Sow is filing a shareholder proposal on behalf of Samajak LP ("Proponent"), a shareholder of WGL Holdings stock, in order to protect the shareholder's right to raise this issue in the proxy statement. The Proponent is submitting the enclosed shareholder proposal for inclusion in the 2017 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

A letter from Samajak LP authorizing As You Sow to act on its behalf is enclosed. A representative of the Proponent will attend the stockholders' meeting to move the resolution as required.

We are optimistic that a dialogue with the company can result in resolution of the Proponent's concerns, and we request a meeting with relevant staff to discuss the proposal.

Please address all correspondence regarding this resolution to Amelia Timbers at atimbers@asyousow.org.

Sincerely,

Amelia Timbers
Energy Program Manager
As You Sow

Enclosures
- Shareholder Proposal
- Samajak LP Authorization

WHEREAS, As You Sow files this resolution on behalf of WGL Holdings investors requesting reporting on the financial risk the Company's leaks of 'methane', a key greenhouse gas, pose to investors. WGL's primary business is the delivery of natural gas to customers. The main chemical component of natural gas is methane. When methane leaks from WGL's aging pipeline infrastructure, it creates significant climate risk, and the risk of devastating explosions beneath the streets of Washington D.C., the nation's capital.

Scientists estimate that the earth could race pass the maximum level of global warming for a livable world -- 2 degrees Celsius -- as soon as the 2030. Methane leaks, which have 87 times the climate change impact of carbon dioxide in the first 20 years of its release, are an important contributor to global warming, and increase the speed of catastrophic climate change. WGL's methane leaks worsen climate change, and expose the company to climate-change related regulatory risk. Indeed, in May 2016, the Environmental Protection Agency issued its first methane regulations.

Further, as long as WGL's aging pipeline infrastructure leaks a significant amount of methane, its over one million customers are at risk of becoming victims of a catastrophic explosion. Between 2005 and 2015, excluding natural gas extraction and large pipelines, there were 2,085 explosion "incidents," in the nation's natural gas distribution system, which killed 121 people, injured 506, and cost companies over $815M (Pipeline and Hazardous Materials Safety Administration). Natural gas infrastructure explosions also commonly cause natural gas spills that contaminate land and waterways, adding additional dimensions of risk for the Company.

In August 2016, gas leaks in WGL's service territory ignited, causing an explosion that destroyed two apartment buildings in Silver Springs, Maryland; killed 7 people; and injured 40 more. In comments to the press, residents claim to have smelled natural gas in the region for weeks before the explosion.

WGL's 40 year plan to replace its risky pipeline infrastructure falls far short of the urgent action needed to protect its shareholders from immediate, potentially material climate risk, and the risk of catastrophic explosions in cities where it operates.

THEREFORE, BE IT RESOLVED: As You Sow, on behalf of WGL shareholders, requests that the company develop a report quantifying the financial risk that methane leaks in its natural gas infrastructure pose to the Company and its investors. Shareholders request that the report estimate a) the likely cost of climate change related regulation of its methane leaks, and b) estimate the likelihood, brand damage, and cost of potential catastrophic explosions. The report should exclude proprietary information and be published by September 2018.

September 19, 2016

Andrew Behar
CEO
As You Sow Foundation
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612

Re: Authorization to File Shareholder Resolution

Dear Andrew Behar,

As of September 19, 2016, the undersigned, Samajak LP (the "Stockholder") authorizes As You Sow to file or cofile a shareholder resolution on Stockholder's behalf with WGL Holdings, and that it be included in the 2017 proxy statement, in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The Stockholder has continuously owned over $2,000 worth of WGL Holdings stock, with voting rights, for over a year. The Stockholder intends to hold the required amount of stock through the date of the company's annual meeting in 2017.

The Stockholder gives As You Sow the authority to deal on the Stockholder's behalf with any and all aspects of the shareholder resolution, including designating another entity as lead filer and representative of the shareholder. The Stockholder understands that the Stockholder's name may appear on the company's proxy statement as the filer of the aforementioned resolution, and that the media may mention the Stockholder's name related to the resolution.

Sincerely,

Margaret Kaplan

Maggie Kaplan
Managing Member
Samajak LP

From:	Lynn, David M
To:	"atimbers@asyousow.com"
Cc:	Brennan, Blaise
Subject:	Shareholder proposal notice
Date:	Friday, September 30, 2016 7:10:58 PM
Attachments:	WGL - As You Sow - Notice of Deficiency Dated 09 30 2016.pdf

Ms. Timbers,

On behalf of WGL Holdings, Inc., please find attached a notice under Rule 14a-8(f) relating to a proposal submitted to the company by Samajak LP.

Please follow the instructions within the notice regarding your response.

David Lynn
Morrison & Foerster LLP
2000 Pennsylvania Avenue, NW | Washington, DC 20006-1888
P: +1 (202) 887.1563 | F: +1 (202) 785.7530 | C: +1 (443) 528.7937
DLynn@mofo.com | www.mofo.com

MORRISON | FOERSTER

2000 PENNSYLVANIA AVE., NW
WASHINGTON, D.C.
20006-1888

TELEPHONE: 202.887.1500
FACSIMILE: 202.887.0763

WWW.MOFO.COM

MORRISON & FOERSTER LLP

BEIJING, BERLIN, BRUSSELS,
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SINGAPORE, TOKYO, WASHINGTON, D.C.

Writer's Direct Contact
+1 (202) 887-1563
DLynn@mofo.com

September 30, 2016

VIA OVERNIGHT DELIVERY AND EMAIL (atimbers@asyousow.org)

Ms. Amelia Timbers
Energy Program Manager
As You Sow
1611 Telegraph Ave., Suite 1450
Oakland, CA 94612

Re: Shareholder Proposal by Samajak LP

Dear Ms. Timbers:

On September 21, 2016, WGL Holdings, Inc. (referred to herein as "we" or "the Company") received a letter from you requesting that the proposal (the "Proposal") submitted by Samajak LP (the "Proponent") be included in the proxy materials for the Company's 2017 Annual Meeting of Shareholders (the "2017 Annual Meeting"). This letter is being delivered to your attention because the Proponent named you in their cover letters to act as their proxy regarding the Proposal, and indicated that all communications regarding the Proposal should be directed to you. This Proposal is governed by Rule 14a-8 under the Securities Exchange Act of 1934 ("Rule 14a-8"), which sets forth the eligibility and procedural requirements for submitting shareholder proposals to the Company, as well as thirteen substantive bases under which companies may exclude shareholder proposals. We have included a complete copy of Rule 14a-8 with this letter for your reference.

Based on our review of the information provided in the Proponent's letter, our records, and regulatory materials, we are unable to conclude that the Proposal meets the requirements of Rule 14a-8. The Proposal contains certain procedural deficiencies, as set forth below, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Unless the deficiencies described below can be remedied in the proper time frame, as discussed below, the Company will be entitled to exclude the Proposal from its proxy materials for the 2017 Annual Meeting.

Ownership Verification

Rule 14a-8(b) provides that to be eligible to submit a shareholder proposal, a shareholder proponent must submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1 percent, of the Company's securities entitled to vote on the proposal at the meeting for at least one year as of the date the shareholders submit the proposal. According to the records of our transfer agent, Computershare, the Proponent does not appear to be a registered shareholder. In addition, to date we have not received proof that the Proponent has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, you must submit sufficient proof of the Proponent's ownership of the Company's securities. As explained in Rule 14a-8(b), sufficient proof may be in one of the following forms:

- A written statement from the "record" holder of the shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, the Proponent continuously held the requisite number of the Company's securities for at least one year. For this purpose, the SEC Staff considers the date that a proposal was submitted to be the date the proposal was postmarked or transmitted electronically, which, in the case of the Proposal, was September 21, 2016.

- If the Proponent has filed a Schedule 13D Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting ownership of the Company's securities as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent has continuously held the required number of shares for the one-year period.

In order to help shareholders comply with the requirement to prove ownership by providing a written statement from the "record" holder of the shares, the SEC's Division of Corporation Finance published Staff Legal Bulletin 14F in October 2011 and Staff Legal Bulletin 14G in October 2012. We have included a copy of Staff Legal Bulletin 14F and Staff Legal Bulletin 14G with this letter for your reference. In Staff Legal Bulletin 14F and Staff Legal Bulletin 14G, the SEC Staff clarified that, for purposes of SEC Rule 14a-8(b)(2)(i), only brokers or banks that are DTC participants or affiliates of DTC participants will be viewed as "record" holders of securities that are deposited at DTC. An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant. As a result, you will need to obtain the required written statement from the DTC participant or an affiliate of the DTC participant through which the Proponent's shares are held. For the purposes of determining if a broker or bank is a DTC participant, you may check the list posted at:
http://www.dtcc.com/~/media/Files/Downloads/clientcenter/DTC/alpha.ashx. If the DTC

participant or an affiliate of the DTC participant knows the holdings of the Proponent's broker or bank, but does not know the Proponent's individual holdings, you may satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, at the time the Proposal was submitted, the required amount of securities was held continuously by the Proponent for at least one year - with one statement from the broker or bank confirming the Proponent's ownership, and the other statement from the DTC participant or an affiliate of the DTC participant confirming the broker's or bank's ownership.

In Staff Legal Bulletin 14G, the SEC Staff also clarified that, in situations where a shareholder holds securities through a securities intermediary that is not a broker or bank, a shareholder can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary. If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

In order for the Proponent to be eligible as a proponent of this Proposal, Rule 14a-8(f) requires that your response to this letter, correcting all procedural deficiencies described in this letter, be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me. Alternatively, you may transmit any response by facsimile to me at (202) 785-7530 or by e-mail at dlynn@mofo.com.

Once we receive your response, we will be in a position to determine whether the Proposal is eligible for inclusion in the proxy materials for the 2017 Annual Meeting. The Company reserves the right to submit a no-action request to the Staff of the SEC, as appropriate, with respect to this Proposal.

If you have any questions with respect to the foregoing, please do not hesitate to contact me at (202) 887-1563.

Sincerely,

David M. Lynn
of Morrison & Foerster LLP

Enclosures: Rule 14a-8
Staff Legal Bulletin 14F
Staff Legal Bulletin 14G

cc: Leslie T. Thornton, WGL Holdings, Inc.
Blaise F. Brennan, WGL Holdings, Inc.

Rule 14a-8 — Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**
A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?
The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q, or in shareholder reports of investment companies under Rule 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election*: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by Rule 240.14a-21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by rule 240.14a-21(b) of this chapter.

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;

Common errors shareholders can avoid when submitting proof of ownership to companies;

The submission of revised proposals;

Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and

The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements.

Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

"As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8(c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

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[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as

compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8(d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

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[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

Attn: Justina Lai

Regarding Samajak LP

800-475-9159

charles SCHWAB

Advisor Services

September 28th, 2016

PO BOX 982603
EL PASO, TX 79998

Leslie T. Thornton
Senior Vice President, General Counsel and Corporate Secretary
WGL Holdings, Inc.
101 Constitution Ave. NW
Washington, DC 20080

Dear Ms. Thornton:

Charles Schwab & Co. Inc., a DTC participant, acts as the custodian for Samajak LP. As of and including September 21, 2016, Charles Schwab & Co. Inc. has held 55 shares of WGL Holdings stock with voting rights continuously for over one year on behalf of Samajak LP account number ending in ***FISMA & OMB Memorandum M-07-16***

Best Regards,

Nicole Bauer

Sr. Relationship Specialist | ACT Premier West 1

Tel 877-334-1087 ex. 33504 | Fax 877 423 7164

2423 E Lincoln Dr, Phoenix, AZ 85016

9/19 Don
MN 9/28